# Dirty Lettuce

## Profit and Loss
### January - November, 2021

|  | TOTAL |
|---|---:|
| **Income** | |
|   Discounts | -681.65 |
|   Grants Received | 3,071.83 |
|   Refunds to customers | -1,168.75 |
|   Sales | 299,604.66 |
| **Total Income** | **$300,826.09** |
| **Cost of Goods Sold** | |
|   Ingredients & Supplies | |
|     Food Purchases | 67,214.95 |
|     Kitchen Supplies | 14,999.75 |
|   **Total Ingredients & Supplies** | **82,214.70** |
|   Labor Expenses | |
|     Payroll Processing Fees | 533.85 |
|     Payroll taxes | 9,360.21 |
|     Subcontractors | 3,737.00 |
|     Wages | 55,641.93 |
|   **Total Labor Expenses** | **69,272.99** |
|   Merchant account fees | 12,557.88 |
| **Total Cost of Goods Sold** | **$164,045.57** |
| **GROSS PROFIT** | **$136,780.52** |
| **Expenses** | |
|   Bank Fees & Service Charges | 37.29 |
|   Building & Property rent | 47,793.33 |
|   Business licences | 1,370.00 |
|   Continuing Education | 96.00 |
|   Insurance | 4,996.72 |
|   Laundry & Linens | 715.71 |
|   Loan Fees | 2,898.00 |
|   Marketing Expenses | |
|     Advertising | 352.30 |
|     Website | 348.85 |
|   **Total Marketing Expenses** | **701.15** |
|   Meals & Entertainment (50% Deductible) | 874.14 |
|   Office Expenses & Supplies | 213.07 |
|   Professional Fees | |
|     Accounting fees | 469.00 |
|     Legal fees | 25.00 |
|   **Total Professional Fees** | **494.00** |
|   Repairs & Maintenance | 4,430.12 |
|   Restaurant Decor | 316.06 |

# Dirty Lettuce

## Profit and Loss
### January - November, 2021

| | TOTAL |
|---|---|
| Shipping & Postage | 11.60 |
| Software & Apps | 225.51 |
| Taxes Paid | 41.47 |
| Uniforms | 218.36 |
| Utilities | |
|   Disposal & Waste Fees | 165.90 |
|   Internet & TV Services | 1,205.33 |
|   Phone Service | 2,371.46 |
| **Total Utilities** | **3,742.69** |
| Vehicle Expense | |
|   Parking & Tolls | 71.04 |
|   Vehicle Gas & Fuel | 1,383.86 |
|   Vehicle Repairs & Maintenance | 817.43 |
| **Total Vehicle Expense** | **2,272.33** |
| **Total Expenses** | **$71,447.55** |
| **NET OPERATING INCOME** | **$65,332.97** |
| Other Income | |
|   Other income | |
|     Interest Earned | 2.62 |
|     Sale of an Asset | 2,150.00 |
|   **Total Other income** | **2,152.62** |
| **Total Other Income** | **$2,152.62** |
| **NET OTHER INCOME** | **$2,152.62** |
| **NET INCOME** | **$67,485.59** |